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Exhibit 4.5

Exhibit 4.5

8 July 2004

         National Grid Transco plc

and

National Grid USA

and

Michael E. Jesanis

Service Agreement

Index

Index	1
1	Interpretation
2	Commencement of Employment
3	Appointment and Duties of the Executive
4	Hours
5	Interests of the Executive and Code
6	Location
7	Salary and Benefits
8	Expenses
9	Confidentiality
10	Intellectual Property Rights
11	Termination and Suspension
12	Garden Leave
13	Protection of interests of the Group
14	Offers on Liquidation
15	Return of Company Property
16	Directorships
17	Notices
18	Data Protection Act 1998
19	Third Party Claims
20	Miscellaneous

        This Agreement is made on                        between

(1)
NATIONAL GRID TRANSCO PLC whose registered office is at 1-3 Strand, London, WC2N 3EH (the "UK Company");

(2)
NATIONAL GRID USA, a Delaware business corporation whose office is at 25 Research Drive, Westborough, MA 01582 (the "US Company"); and

(3)
MICHAEL E. JESANIS of Hopkinton, MA (the "Executive").

        This agreement records the terms on which the Executive will be employed by the US Company and the terms pursuant to which the Executive will provide his services as an Executive Director to the UK Company.

1      Interpretation

        In this agreement (and any schedules to it):

  1.1
  Definitions

          "UK Board" means the board of directors of the UK Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

          "US Board" means the board of directors of the US Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

          "Employment" means the employment governed by this agreement;

          "Good Reason" means termination by the Executive for Good Reason. The Executive may terminate his employment with the US Company for Good Reason and receive the compensation and benefits described in clause 11.3. For purposes of this Agreement "Good Reason" shall mean the occurrence (without the Executive's express written consent) of any of the following acts by the US Company, or failure by the US Company to act, unless such act or failure to act is corrected by the US Company within thirty (30) days of receipt of the Executive's notice of termination.

            (I)   a reduction in the Executive's annual base salary or any breach by the US or UK Company of their respective obligations under clauses 7.3, 7.4, 7.5, or 16.4;

            (II)  a failure of the US Company to continue the Executive in the position of President and Chief Executive Officer;

            (III)   a material and substantial diminution in the nature or scope of the Executive's responsibilities, duties or authority;

            (IV)   the US Company requiring the Executive's principal place of employment to be anywhere other than at the US Company's headquarters or other Group Company's headquarters with the US, wherever such headquarters may be located from time to time, unless agreed to by both parties, in which case said location may be outside the United States;

            (V)  any purported termination of the Executive's employment which is not effected pursuant to a notice of termination satisfying the requirements of clause 11 (for purposes of this Agreement, no such purported termination shall be effective).

          "Group" means the US Company, the UK Company and their respective associates (as defined in section 435 of the Insolvency Act 1986) from time to time;

          "Group Company" means a member of the Group and "Group Companies" will be interpreted accordingly;

          "Holiday Year" means each 12-month period commencing on January 1 and ending on December 31;

          "Termination Date" means the date on which the Employment terminates.

2      Commencement of Employment

        2.1   The Executive shall be employed by the US Company as President and CEO of the US Company and as an Executive Director of the UK Company, as provided in this agreement. The Executive shall not be an employee of the UK Company, however the Executive's salary and other benefits may be provided by the UK Company on behalf of the US Company.

        2.2   The Employment as President will start on 26 July 2004 (the "Commencement Date"). The Employment will continue until termination in accordance with the provisions of this agreement. For purposes of 'continuous service' previous employment with National Grid USA or any of its predecessor companies will count as continuous.

3      Appointment and Duties of the Executive

        3.1   The Executive will serve as President and Chief Executive Officer of the US Company and as an Executive Director of the UK Company.

        3.2   In accordance with the UK Company's Articles of Association, the Executive's appointment as an Executive Director is subject to ratification by shareholders in General Meeting.

        3.3   The Executive will:

          3.3.1    (unless prevented from doing so by sickness or injury) devote the whole of his working time, attention and skill to the Employment;

          3.3.2    properly perform his duties and exercise his powers;

          3.3.3    accept any offices or directorships as reasonably required by the US Board or the UK Board;

          3.3.4    to the extent applicable, comply with all rules and regulations issued by both the US Company and the UK Company;

          3.3.5    comply with the directions, lawfully and properly given to him by the US Board and the UK Board;

          3.3.6    act in accordance with the Certificate of Incorporation and accompanying by-laws (or equivalent constitutional documents) of both the US Company and of the UK Company, and of any other relevant Group Company; and

          3.3.7    use his best endeavours to promote the interests and reputation of every Group Company.

          For the avoidance of doubt, it will not be considered a violation of clause 3.3.1 for the Executive to serve on corporate, industry, civic or charitable boards or committees, so long as such activities do not interfere with the performance of the Executive's responsibilities to the US Company and/or to the UK Company in accordance with this agreement.

        3.4   The Executive accepts that:

          3.4.1    the US Company and/or the UK Company may require him to perform duties for any other Group Company whether for the whole or part of his working time. In performing those duties clause 3.3.4 will apply as if references to the US Company/UK Company are to the appropriate Group Company. The US Company will remain responsible for the payments and benefits he is entitled to receive under this agreement; and

          3.4.2    subject to clause 11.7, the US Company may transfer the Employment to any other Group Company, both within and outside the US; in the latter case, subject to the agreement of the Executive, not to be unreasonably withheld.

        3.5   The Executive will keep the US Board and/or the UK Board as appropriate (and, where appropriate, the board of directors of any other Group Company) fully informed of his conduct of the business, finances or affairs of the US Company and/or the UK Company or any other Group Company in a prompt and timely manner. He will provide information to the relevant board in writing if requested.

        3.6   The Executive will promptly disclose to the US Board and/or the UK Board as appropriate full details of any wrongdoing by any employee of any Group Company where that wrongdoing is material to that employee's employment by the relevant company or to the interests or reputation of any Group Company.

        3.7   At any time during the Employment the US Company or the UK Company may require the Executive to undergo a medical examination by a medical practitioner appointed by that company. The Executive authorises that medical practitioner to disclose to the US Company or the UK Company (as appropriate) any report or test results prepared or obtained as a result of that examination in so far as such report or test results contain medical information that is relevant to the performance of the Executive's duties..

4      Hours

        4.1   The Executive will comply with the US Company's and the UK Company's normal hours of work (as appropriate) and will also work any additional hours which may be reasonably necessary to perform his duties to the satisfaction of the relevant board. He will not receive any further remuneration for any hours worked in addition to the normal working hours.

5      Interests of the Executive and Code

        5.1   The Executive will disclose promptly in writing to the US Board and/or to the UK Board (as appropriate) all his interests and those of his spouse and dependent children (for example, shareholdings or directorships) whether or not of a commercial or business nature except his interests in any Group Company.

        5.2   Subject to clause 5.3, during the Employment the Executive will not be directly or indirectly engaged or concerned in the conduct of any business activity (except as a representative of the US Company or the UK Company, as provided for in this agreement, or otherwise with the written consent of the relevant board).

        5.3   The Executive may not hold or be interested in investments which amount to more than three per cent. of the issued investments of any class of any one company whether or not those investments are listed or quoted on any recognised stock exchange.

        5.4   The Executive will (and will procure that his spouse and dependent children) comply with all rules of law, including but not limited to Rule 10b 5-1 of the Securities Exchange Act of 1934 and the applicable provisions of the New York Stock Exchange Listed Company Manual as well as other applicable rules or company policies pertaining to the holding or trading of securities including compliance with the spirit as well as the letter of those rules. In relation to overseas dealings, he will also comply with all laws of the country and all regulations of the stock exchange, market or dealing system in which such dealings take place.

        5.5   The UK Company's Code of Corporate Governance provides that the Executive, in furtherance of his duties as a director of the UK Company, may take independent professional advice, if necessary, at the UK Company's expense. This step should only be taken if it is in the best interests of the UK Company to do so and, in any event, the Chairman or Group Company Secretary should be notified.

        5.6   As a director of the UK Company, the Executive is bound by the provisions of company law and to the Stock Exchange Listing requirements, details of which are available from the Group General Counsel and Group Company Secretary. The Executive should seek the advice of the Chairman on the interpretation of these provisions in the event of any uncertainty.

6      Location

        6.1   The Executive will work at the headquarters of the US Company, although he will be required to travel to the UK from time to time and may also be required to travel and work (subject to clause 3.4.2) elsewhere from time to time.

7      Salary and Benefits

        7.1   The US Company will pay the Executive a salary of $800,000 per annum. Salary will be paid in accordance with the US Company's then prevailing payroll practices for salaried employees. Salary will be reviewed, for increases, annually commencing in 2005. The review will usually take place in April of each year.

        7.2   The salary referred to in clause 7.1 includes director's fees from the Group Companies and any other companies in which the Executive is required to accept a directorship under the terms of this Employment. To achieve this:

          7.2.1    the Executive will repay any fees he receives to the US Company;

          7.2.2    his salary will be reduced by the amount of those fees; or

          7.2.3    a combination of the methods set out in clauses 7.2.1 and 7.2.2 may be applied.

        7.3   The Executive shall be entitled to participate in the Group's Incentive Share Plans and Schemes on the same basis as other Executive Directors of the UK Company and subject to the rules and conditions agreed by the Remuneration Committee for the relevant plan from time to time.

          7.3.1    The Executive shall be entitled to participate in the National Grid USA's annual incentive arrangements as a level 1 participant or in the Group annual incentive arrangement on the same basis as other Executive Directors of the UK Company, as determined by the Remuneration Committee.

        7.4   The Executive is and will continue to be a participant in National Grid USA Companies' Executive Supplemental Retirement Plan (the "ESRP"); and he will continue to be eligible for and may participate in other incentive, savings and retirement plans, programs and policies of the US Company and its subsidiaries to the same extent as other senior officers of the US Company. Notwithstanding anything contained in the ESRP or clause 20.4 of this agreement to the contrary, the parties agree that Section 6.01 of the ESRP (Vesting and Forfeiture of Benefits) is hereby amended with respect to the Executive to provide that the second paragraph thereof will not apply to any ESRP benefits accrued prior to the Commencement Date of this agreement, and that with respect to ESRP benefits accrued on or after the Commencement Date the provisions of the second paragraph of Section 6.01 will apply by substituting the words "six (6) months" for the words "five years" where they appear in the second paragraph of Section 6.01 of the ESRP.

        7.5   Without prejudice to the US Company's right to terminate the Employment at any time in accordance with clause 11, if the Executive complies with the eligibility or other conditions set by the US Company or its insurers, the Executive and the .Executive's family, as the case may be, shall be eligible for and may participate in all applicable welfare benefit plans, programs, and policies provided by the US Company and its subsidiaries, including, without limitation, medical, retiree medical, prescriptions, dental, disability, sick leave, employee life insurance, group life insurance, accidental death and travel accident insurance plans and programs, to the same extent as other senior officers of the US Company.

          7.5.1    If the Executive is absent from work due to illness or injury, the amount of any benefit which the Executive is entitled to claim during that period of absence under the Worker's Compensation Act, or any other law or regulation which the Executive is a non-contributory member by virtue of the Employment will be deducted from any salary paid to him. The US Company reserves the right to offset the amount of these benefits against salary paid to the Executive even if the Executive has not recovered them.

          7.5.2    If the Executive is absent from work due to sickness or injury which is caused by the fault of another person, and as a consequence recovers from that person or another person any sum representing compensation for loss of salary, the Executive will repay to the US Company any amount received by him from any Group Company in respect of the same period of absence.

          7.5.3    If the Executive is absent from work as a result of sickness or injury, he will:

            (II)  notify the US Company and/or the UK Company (as appropriate) by telephone on the first day of his absence, or in the event of being unable to do so, as soon as practicable thereafter; and

            (III) if the period of absence is six (6) consecutive working days or longer for a non-work related illness or injury or one (1) working day for a work-related illness or injury, provide to the relevant company, on his return, a medical certificate completed by his treating health care professional of sickness.

          7.5.4    The US Company will continue to maintain the life insurance program established for the benefit of the Executive in accordance with the provisions of the agreement entered into between New England Power Service Company and the Executive dated March 23, 1993 (the "Life Insurance Program").

        7.6   The US Company will reimburse the Executive in full for subscriptions for any professional memberships which, in the opinion of the UK Company or US Company, are relevant to the Executive's role as an Executive Director or role as President and Chief Executive Officer of the US Company.

        The Executive is entitled to participate in the vacation policy of the US Company and receive fringe benefits and paid holidays on the same terms and conditions as other senior officers of the US Company.

        7.7   In the event that it is determined that any payment or benefit provided by any Group Company to or for the benefit of the Executive, either under this agreement or otherwise, will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any similar or successor provision ("Secion 4999") the US Company will, prior to the date on which any amount of the excise tax must be paid or withheld, make an additional lump-sum payment (the "Gross-Up Payment") to the Executive in an amount sufficient, after giving effect to all federal, state, and other taxes and charges (including interest and penalites, if any) with respect to the Gross-Up Payment, to make the Executive whole for all taxes (including withholding taxes) and any associated interest and penalties imposed under or as a result of Section 4999. This clause will only apply if the current limits under Section 4999 are not increased. In the event that they change significantly in the future, the Company reserve the right to review this clause.

8      Expenses

        8.1   The US Company will refund to the Executive all reasonable expenses properly incurred by him in performing his duties as an Executive Director of the UK Company and as President and CEO of the US Company, provided that these are incurred in accordance with UK or US Company policy, as applicable. The US Company (or the UK Company on its behalf) will require the Executive to produce receipts or other documents as proof that he has incurred any expenses he claims.

9      Confidentiality

        9.1   Without prejudice to the common law duties which he owes to the US Company or the UK Company, the Executive agrees that he will not, except in the proper performance of his duties, copy, use or except as required by law or legal process disclose to any person any of the US Company's or the UK Company's trade secrets or confidential information ("confidential information"). This restriction will continue to apply after the termination of the Employment without limit in time but will not apply to confidential information which

          (i)    becomes public other than through unauthorised disclosure by the Executive;

          (ii)   is lawfully and in good faith made available to the Executive outside the scope of his Employment by a third party who did not derive it from the US Company or the UK Company and who imposes no obligation of confidence on the Executive;

          (iii)    was already known by the Executive at the time it was disclosed to him; or

          (iv)  is required to be disclosed by a government authority or by order of a court of competent jurisdiction.

        The Executive will use his best endeavours to prevent the unauthorised copying, use or disclosure of such information.

        For the purposes of this agreement confidential information includes but will not be limited to business plans, US Company, UK Company and Group Company forecasts, details of trading levels, customer and other third party contracts, pricing structures and arrangements, and any other information in whatever form (written, oral, visual or electronic) concerning the confidential affairs of the US Company and/or the UK Company.

        9.2   In the course of the Employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. He will treat such information as if it falls within the terms of clause 9.1 and clause 9.1 will apply with any necessary amendments to such information. If requested to do so by either the US Company or the UK Company the Executive will enter into an agreement with other Group Companies and any other persons on the same terms as clause 9.1 with any amendments necessary to give effect to this provision.

10    Intellectual Property Rights

        10.1 The Executive will promptly inform the US Company and the UK Company if he makes or is involved in making an Invention during the Employment and will give the companies sufficient details of it to allow them to assess the Invention and to decide whether the Invention belongs to either company. The companies will treat any Invention which does not belong to them (or either of them) as confidential.

        "Invention" means any invention (whether patentable or not within the meaning of the US Patents Act as amended or other applicable legislation in any other country) relating to the business of the US Company and/or the UK Company and/or made in the course of the Executive's employment.

        10.2 If an Invention belongs to either or both of the US Company or the UK Company, the Executive will act as a trustee for that company in relation to that Invention and will, at the request and expense of that company, do everything necessary to vest all right, title and interest in it in that company or its nominee with full title guarantee and to secure full patent or other appropriate protection anywhere in the world.

        10.3 If the Executive creates or is involved in creating any Work during the Employment (including during the provision of his services as an Executive Director of the UK Company), the Executive will promptly give the US Company and the UK Company full details of it.

          "Work" means any discovery, design, database or other work (whether registrable or not and whether a copyright work or not within the meaning of the US Copyrights Act) which is not an Invention and which the Executive creates or is involved in creating:

          10.3.1    in connection with his Employment (including in connection with the provision of his services as an Executive Director of the UK Company); or

          10.3.2    relating to those aspects of the businesses of the Group Companies in which he is involved.

        10.4    The Executive:

          10.4.1    assigns to the US Company to the extent allowed by law with full title guarantee all his right, title and interest in any Work he creates or is involved in creating during his Employment; and

          10.4.2    will act as a trustee for that company in relation to all such Works,

  and will in either case at the request and expense of the US Company do everything reasonably necessary to vest all right, title and interest in any Work in the US Company or its nominee and to defend its rights in those works and to secure appropriate protection anywhere in the world.

        10.5    If the Executive becomes aware of any infringement or suspected infringement of any intellectual property right in any Invention or Work he will promptly notify the US Company in writing.

        10.6    The Executive will not copy, disclose or make use of any Invention or Work without the US Company's prior written consent unless the disclosure is necessary for the proper performance of his duties.

        10.7    So far as permitted by law the Executive irrevocably waives any rights he may have under Chapter IV (Moral Rights) of part 1 of the Copyright, Designs and Patents Act 1988 and any foreign corresponding rights in respect of all Works.

        10.8    Rights and obligations under this clause 10 will continue after the termination of this agreement in respect of all Inventions and Works made or obtained during the Employment and will be binding on the personal representatives of the Executive.

        10.9    The Executive agrees that he will not by his acts or omissions do anything which would or might prejudice the rights of the US Company or the UK Company under this clause 10.

        10.10    The Executive will not make copies of any computer files belonging to any Group Company or their service providers unless he has obtained the consent of the US Board or of the UK Board, except for working files copied to a laptop or home computer solely to the extent necessary to perform his duties under this agreement.

        10.11    By entering into this agreement the Executive irrevocably appoints the US Company to act on his behalf to execute any document and do anything in his name for the purpose of giving the US Company (or its nominee) the full benefit of the provision of this clause 10 or the US Company's entitlement under statute. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 10.12, a certificate in writing (signed by any director or the secretary of the US Company) will be sufficient to prove that the act or thing falls within that authority.

11    Termination and Suspension

        11.1    The Employment will continue until terminated by either the US Company or the Executive giving written notice as set out in this clause 11.

        11.2    Either the US Company or the Executive may terminate the Employment by giving not less than 12 months' written notice to the other.

        11.3    The US Company may at its discretion pay the Executive in lieu of any unexpired period of notice (whether given by the US Company or Executive) (less any deductions the US Company is required by law to make): Such discretion will be subject to approval by the Group's Remuneration Committee who, in determining payment, will have regard to current Group policy and comments, and recommendations of the UK Listing Authority's Listing Rules and associated guidance and good governance.

        11.4    The US Company may terminate the Employment with immediate effect upon the "Disability" of the Executive. The Executive shall be deemed to incur a Disability when (i) the US Company's medical department or its representative advises the US Company that the Executive's physical or mental condition has rendered the Executive unable to perform the essential functions of the Executive's position in a reasonable manner, with or without reasonable accommodation, and will continue to render him unable to perform the essential functions of the Executive's position in such manner for a period of at least twelve (12) consecutive months, or (ii) due to a physical or mental condition, the Executive has not performed the essential functions of the Executive's position in a reasonable manner, with or without reasonable accommodation, for a period of twelve (12) consecutive months.

          11.4.1    If the Executive's employment is terminated during the Employment pursuant to this clause 11.4, the Executive shall be entitled to receive continuation of disability benefits as provided under the Company's long-term disability plan as in effect immediately prior to the date of termination; and benefit continuation as if an active employee until the Executive reaches the age of fifty-five (55).

        11.5    The US Company may terminate the Employment with immediate effect by giving written notice if the Executive:

          11.5.1    commits any serious or persistent breach of any of his material obligations under this agreement or his employment; or

          11.5.2    is guilty of wilfully engaging in any gross misconduct which has a material adverse effect on the business or affairs of any Group Company; or

          11.5.3    is guilty of embezzlement, fraud, or other such dishonesty or is convicted of a criminal offence involving moral turpitude or a felony; or

          11.5.4    is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or

          11.5.5    becomes disqualified from acting as a director of a company by order of a competent court.

        11.6    The Executive will have no claim for damages or any other remedy against the US Company or the UK Company if the Employment is terminated for any of the reasons set out in clause 11.5, provided said termination is based on the good faith opinion of no less than 3/4 of the US Board, after the Executive has been given the opportunity to be heard, that the Executive was guilty of conduct set forth in clause 11.5.

        11.7    The Executive may terminate the Employment for Good Reason with immediate effect if the US Company does not cure within thirty (30) days of receipt of the Executive's notice of termination. In such instance, the US Company shall pay the Executive the amounts set forth in clause 11.3. above.

        11.8    When the Employment terminates the US Company may deduct from any money due to the Executive (including remuneration) any amount which he owes to any Group Company.

        11.9    11.9 The US Company may suspend the Executive from the Employment at any time, and for any reason for a reasonable period to investigate any matter in which the Executive is implicated or involved (whether directly or indirectly) and to conduct any related disciplinary proceedings. During said investigative period the Executive shall continue to receive his salary and benefits.

12    Garden Leave

        12.1    At any time after notice to terminate the Employment is given by either the US Company or the Executive under clause 11 above (except as provided for in clause 11.7), or if the Executive resigns without Good Reason or without giving due notice and the US Company does not accept his resignation, the US Company may require the Executive to comply with any or all of the provisions in clauses 12.2 and 12.3 for a maximum period of six months (the "Garden Leave Period").

        12.2    The Executive will not, without prior written consent of the US Board, be employed or otherwise engaged in the conduct of any activity, whether or not of a business nature during the Garden Leave Period. Further, the Executive will not, unless requested by the US Company:

          12.2.1    enter or attend the premises of the US Company or any other Group Company; or

          12.2.2    contact or have any communication with any customer or client of the US Company or any other Group Company in relation to the business of the US Company or any other Group Company; or

          12.2.3    contact or have any communication with any employee, officer, director, agent or consultant of the US Company or any other Group Company in relation to the business of the US Company or any other Group Company; or

          12.2.4    remain or become involved in any aspect of the business of the US Company or any other Group Company except as required by such companies.

        12.3    The US Company may require the Executive:

          12.3.1    to comply with the provisions of clause 15; and

          12.3.2    to immediately resign from any directorship which he holds in the UK Company, any other Group Company or any other company where such directorship is held as a consequence or requirement of the Employment, unless he is required to perform duties to which any such directorship relates in which case he may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the US Company to be his attorney to execute any instrument and do anything in his name and on his behalf to effect his resignation if he fails to do so in accordance with this clause 12.3.2.

        12.4    During the Garden Leave Period, the Executive will be entitled to receive his salary and benefits. Any unused holiday accrued at the commencement of the Garden Leave Period and any holiday accrued during any such Period will be deemed to be taken by the Executive during the Garden Leave Period.

        12.5    At the end of, or at any time during, the Garden Leave Period, the US Company may, at its sole and absolute discretion, pay the Executive salary and benefits as set forth in clause 11.3 in lieu of the balance of any period of notice given by the US Company or the Executive (less any deductions required by law).

        12.6    All duties of the Employment (whether express or implied), including without limitation the Executive's duties of fidelity, good faith and exclusive service, shall continue throughout the Garden Leave Period save as expressly varied by this clause.

13    Protection of interests of the Group

        13.1    In this Clause the expressions following bear the meanings ascribed to them respectively below, namely:

          13.1.1    "Confidential Information" means trade secrets and confidential information which are for the time being confidential to the US Company or the UK Company or (as the case may be) any other member of the Group;

          13.1.2    "Garden Leave Period" has the meaning given in Clause 12.1 hereof;

          13.1.3    "Prohibited Area" means England, Scotland and Wales, and any geographical area within the United States in which the US Company or the UK Company or any Relevant Group Company carries on a Restricted Business (as defined below) at the Termination Date;

          13.1.4    "Relevant Group Company" means any Group Company (excluding the US Company and the UK Company but including any predecessor of a Group Company) in respect of whose business the Executive has been directly concerned pursuant to the provisions of this Agreement at any time during the period of two years prior to the Termination Date;

          13.1.5    "Restricted Business" means the transmission, distribution or supply of gas or electricity;

          13.1.6    "Restricted Period" means the period of six months commencing with the Termination Date but such period shall be reduced by one day for each day of a Garden Leave Period; and

          13.1.7    "Termination Date" means the date on which the Executive resigns without Good Reason.

        13.2    Since the Executive is likely to obtain in the course of his duties under this Agreement Confidential Information and personal knowledge of and influence over employees of Group Companies the Executive hereby agrees with the US Company and the UK Company that in addition to the other terms of this Agreement and without prejudice to other restrictions imposed upon him by law, he will be bound by the following covenants:

          13.2.1    that he will not during the Restricted Period either on his own behalf or for any other person (whether as employee, consultant, adviser, principal, partner, agent, shareholder, director or otherwise) directly or indirectly carry on, or assist with, or be engaged in or concerned with, any Restricted Business which competes with, or is about to compete with, any business carried on at the Termination Date by the US Company or the UK Company or any other Relevant Group Company within the Prohibited Area ("NGT Business") if but only if

            (i)    either the Executive has been directly or substantially involved or concerned or had responsibility pursuant to the provisions of this Agreement for such NGT Business at any time during the period of twelve months prior to the Termination Date; or

            (ii)   in the course of the Employment the Executive had access to and acquired knowledge of Confidential Information in relation to such NGT Business at any time during the period of twelve months prior to the Termination Date

  PROVIDED THAT this shall not restrict the Executive (including his spouse and children under 18 years of age) from holding or acquiring by way of bona fide investment only investments whether or not listed or quoted representing not more than one per cent. of the issued investments of any class of any one company and shall not restrict any activity the performance of which could not involve the Executive in such competition;

          13.2.2    that he will not during the Restricted Period either on his own behalf or for any other person, whether directly or indirectly entice or try to entice away from the US Company or the UK Company or any other Group Company any person who was a senior manager, in a senior technical position or a senior sales position in such a company at the Termination Date and who had been in such a position at any time during the six months prior to the Termination Date and with whom he had worked closely at any time during that period; and

          13.2.3    that he shall not following the Termination Date represent himself as being in any way currently connected with the business of the US Company or the UK Company or that of any Relevant Group Company (except to the extent agreed by such a company).

        13.3    The Executive agrees that each of the paragraphs contained in Clause 13.2 above constitute an entirely separate and independent covenant on his part and the validity of one paragraph shall not be affected by the validity or unenforceability of another.

        13.4    The Executive agrees that he will at the request and cost of the US Company or the UK Company enter into a direct agreement or undertaking with any Relevant Group Company whereby he will accept restrictions and provisions corresponding to the restrictions and provisions above (or such of them as may be reasonable and appropriate in the circumstances) in relation to such activities and such areas and for such a period as such company may reasonably require for the protection of its legitimate interests.

        13.5    The Executive agrees that, having regard to the facts and matters set out above, the restrictive covenants contained in this Clause 13 are necessary for the protection of the business and Confidential Information of the US Company and the UK Company and Relevant Group Companies.

        13.6    The Executive and the US Company and the UK Company agree that while the restrictions imposed in this Clause are considered necessary for the protection of the US Company, the UK Company and Relevant Group Companies, it is agreed that if any one or more of such restrictions shall either taken by itself or themselves together be adjudged to go beyond what is reasonable in all the circumstances for the protection of the US Company, the UK Company or any Relevant Group Company's legitimate interest but would be adjudged reasonable if any particular restriction or restrictions were deleted or if any part or parts of the wording thereof were deleted, restricted or limited in a particular manner then the said restrictions shall apply with such deletions, restrictions or limitations as the case may be.

        13.7    Any benefit given or deemed to be given by the Executive to any Group Company under the terms of Clause 13 is received and held on trust by the US Company and the UK Company for the relevant Group Company.

14    Offers on Liquidation

        The Executive will have no claim against the US Company or the UK Company if the Employment is terminated by reason of liquidation in order to reconstruct or amalgamate the US Company or by reason of any reorganisation of the US Company and the Executive is offered Employment with the company succeeding to the US Company upon such liquidation or reorganisation and the new terms of Employment offered to the Executive are no less favourable to him than the terms of this agreement.

15    Return of Company Property

        15.1    At any time during the Employment (at the request of the US Company or the UK Company) and in any event when the Employment terminates, the Executive will immediately return to the relevant Company:

          15.1.1    all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment and concerning all the Group Companies. The Executive will not retain any copies of any materials or other information; and

          15.1.2    all other property belonging or relating to any of the Group Companies.

        15.2    If the Executive commences a Garden Leave Period in accordance with clause 12 he may be required to comply with the provisions of clause 15.1.

16    Directorships

        16.1    The Executive's office as a director of the UK Company or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

        16.2    The Executive must resign from any office held in any Group Company if he is asked to do so by the US Company or the UK Company.

        16.3    If the Executive does not resign as an officer of a Group Company, having been requested to do so in accordance with clause 16.2, the US Company will be appointed as his attorney to effect his resignation. By entering into this agreement, the Executive irrevocably appoints the US Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with clause 16.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 16.3, a certificate in writing (signed by any director or the secretary of the US Company) will be sufficient to prove that the act or thing falls within that authority.

        16.4    During the Employment the Executive will not knowingly do anything which could cause him to be disqualified from continuing to act as a director of any Group Company.

        16.5    The Executive must not resign his office as a director of any Group Company without the agreement of the US Company or the UK Company.

17    Notices

        17.1    Any notices given under this agreement must be given by letter or fax. Notice to the US Company must be addressed to 25 Research Drive, Westborough, MA 01582 at the time the notice is given. Notice to the Executive must be given to him personally or sent to his last known address.

        17.2    Except for notices given by hand, notices given by post will be deemed to have been given on the next working day after the day of posting and notices given by fax will be deemed to have been given in the ordinary course of transmission.

18    Data Protection Act 1998

        18.1    For the purposes of the Data Protection Act 1998 (the "Act") the Executive gives his consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the US Company and to the UK Company to the extent required to carry out the applicable provisions of this agreement including, but not limited to:

          18.1.1    administering and maintaining personnel records;

          18.1.2    paying and reviewing salary and other remuneration and benefits;

          18.1.3    providing and administering benefits (including if relevant, pension, life insurance, health insurance and medical insurance);

          18.1.4    undertaking performance appraisals and reviews;

          18.1.5    maintaining sickness and other absence records;

          18.1.6    taking decisions as to the Executive's fitness for work;

          18.1.7    providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, including (in the UK) the Inland Revenue and (in the US) the IRS;

          18.1.8    providing information to future purchasers of the US Company or of the UK Company or of the business in which the Executive works;

          18.1.9    transferring information between the Group Companies; and

          18.1.10    transferring information concerning the Executive to a country or territory outside the EEA.

        18.2    The Executive acknowledges that during his Employment he will have access to and process, or authorise the processing of, personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the US Company and/or the UK Company. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the US Company's and/or the UK Company's data protection policy issued from time to time.

19    Third Party Claims

          19.1.1    Except as provided in clause 20.2 below, the extent permitted by law no person other than the parties to this agreement and the Group Companies shall have the right to enforce any term of this agreement under the Contracts (Rights of Third Parties) Act 1999. For the avoidance of doubt, save as expressly provided in this clause, the application of the Contracts (Rights of Third Parties) Act 1999 is specifically excluded from this agreement, although this does not affect any other right or remedy of any third party which exists or is available other than under this Act.

          19.1.2    If the Executive is made a party, or is threatened to be made a party, to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "Proceeding") by reason that he was a director, officer, employee, agent or representative of any Group Company (including service with respect to any employee benefit plan), the Executive shall be indemnified and held harmless by the US Company and the UK Company to the fullest extent legally permitted against all cost, expense, liability and loss (including attorneys' fees) reasonably incurred or suffered by the Executive in connection with the Proceeding. Such indemnification shall continue as to the Executive even if he has ceased to be a director, officer, employee, agent, or representative of any Group Company and shall inure to the benefit of the Executive's heirs and legal representation.

20    Miscellaneous

        20.1    This agreement may only be modified by the written agreement of the parties.

        20.2    This agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors, heirs (in the case of the Executive), and assigns; provided, however, that no rights or obligations under this Agreement may be assigned by the Executive other than his rights to compensation and benefits which may be transferred only by will or operation of law. In the event of the Executive's death, references in this Agreement shall be deemed, where appropriate, to refer to his beneficiary, estate, or other legal representative.

        20.3    References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement are references to the versions or forms of the relevant documents as amended or updated from time to time.

        20.4    This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. It contains the whole agreement between the parties relating to the Employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties or for those terms which are contained in other plans, policies or arrangements referenced in but not included in this agreement). The Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it. The Executive agrees and acknowledges that his only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

        20.5    None of the parties' rights or powers under this agreement will be affected if:

          20.5.1    one party delays in enforcing any provision of this agreement; or

          20.5.2    one party grants time to any other party.

        20.6    References to any statutory provisions include any modifications or amendments to those provisions.

        20.7    Headings will be ignored in construing this agreement.

        20.8    If any party agrees to waive his or its rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by the party against whom or which such waiver is sought. A party's agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

        20.9    This agreement is governed by and will be interpreted in accordance with the laws of the Commonwealth of Massachusetts.

EXECUTED on behalf of	/s/ R. J. Urwin
NATIONAL GRID TRANSCO PLC		Director
/s/ Helen Mahy Company Secretary/Director
EXECUTED on behalf of	/s/ John G. Cochrane
NATIONAL GRID USA		Director
/s/ Larry Reilly Company Secretary/Director

EXECUTED by MICHAEL E. JESANIS in the presence of:	} } }	/s/ Michael E. Jesanis
Witness's signature		/s/ P. Fulker
Name		P. Fulker
Address		2 Fourstones Close Solihull W. Mids UK
Occupation		Group HR Director